

December 1, 2009

Mr. Anthony Tripodo
Executive Vice President and Chief Financial Officer
Helix Energy Solutions Group, Inc.
400 North Sam Houston Parkway East, Suite 400
Houston, Texas 77060

Re: Helix Energy Solutions Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-32936

Dear Mr. Tripodo:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 18 – Commitment and Contingencies, page 117

1.   We have read your response to prior comment 4 relating to your reversal of the $69.7 million accrual for claims made by MMS for royalties on prior year oil and gas production. We understand that you believe that the timing of your accrual reversal is supported by the guidance in SAB Topic 13, specifically as it relates to the criteria of revenue not being recognized until realizable, where collectability is reasonably assured.

Please tell us the extent to which the royalty amounts in dispute were collected by you prior to your reversal of the accrual, also clarifying whether you or the operator are responsible for making royalty payments to the MMS. Since MMS does not appear to be directly involved in the revenue generating transaction, please also clarify whether your accounting model is based only on the uncertainty as to your portion of proceeds or if you also believe that such revenue may not have been earned.

2.   We understand that you began to accrue for the potential royalty amounts in dispute after receiving the original claim notification from the MMS in December 2005. Please tell us the amount of the total accrual reversed that represents the initial accrual made upon realizing there was a dispute and also the amount of any concurrent adjustments to the amounts of oil and gas reserves that you were claiming for your interests in the Gunnison properties as a result of MMS' royalty claims; and if you had not lowered the reserves for this matter, explain how your reserve reporting is not inconsistent with your revenue accounting model if that is your view.

Engineering Comments

Significant Oil and Gas Properties, page 33

3.   We have read your response to prior comment 17, regarding your interests in the Bushwood field. We will require some clarification on the information submitted with your reply. Please tell us the meaning of the map that you provided, identify the parties associated with the ERT and DGE acronyms, and indicate where you have disclosures about your claim to have picked up additional acreage in your filing or explain why this has not been made apparent.

Please also tell us if a Unit has been formed with these properties and if so, why your interest has not changed from when you were only developing the acreage under your own lease. If a Unit has not been formed, please tell us your rationale in claiming additional reserves that are not under your lease.

4.   We understand that a review of reserves by a third party engineer will not necessarily include a title or ownership interest search, and that they will often use the ownership interest they are told to use by the client for each property. Please tell us whether the third party engineer was informed that your working interest in the Bushwood Field had declined from the previous year from 100% to 50%.

Estimated Quantities of Proved Oil and Gas Reserves, page 123

5.   We note that you have not complied with prior comment 20, asking that you follow the disclosure requirements set forth in paragraph 11 of SFAS 69, specifically as these relate to providing explanations for significant reserve changes depicted in the reserve table. We do not believe that presenting a table of changes in the standardized measure of discounted future net cash flows to

comply with paragraph 33 of SFAS 69 obviates the need to also comply with paragraph 11. We reissue prior comment 20.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa, at (202) 551-2650 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief